SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 3)

                         Addington Resources, Inc.
                            (Name of Issuer)

                      Common Stock, par value $1.00
                     (Title of Class of Securities)

                                006516108
                             (CUSIP Number)

          Mr. Howard P. Berkowitz           (212) 664-0990
          HPB Associates, L.P.              888 Seventh Avenue
                                      New York, New York 10106
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                            August 4, 1995
         (Date of event which requires filing of this statement)
                         ______________________

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     HPB Associates, L.P.
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER                1,532,288

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER                  -0-

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER           1,532,288

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER             -0-
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                 1,532,288

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           9.6%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Howard P. Berkowitz
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER           1,532,288 (all shares are
                           owned for the account of HPB Associates, L.P.)
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER        1,532,288 (all shares are
                           owned for the account of HPB Associates, L.P.)
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER         -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON              1,532,288 (all shares are
                           owned for the account of HPB Associates, L.P.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)               9.6%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Harold Blumenstein
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS

_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER               -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER          -0-

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                -0-

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                    0
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     James Grosfeld
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS

_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [X]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER               -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER          -0-

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                -0-

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                    0
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Schedule 13D, initially filed on January 20, 1992, as amended by Amendment No. 1 filed on April 5, 1995 and Amendment No. 2 filed on July 18, 1995 by HPB Associates, L.P., a Delaware limited partnership (the "Partnership"), and by Howard P. Berkowitz, the managing partner of the Partnership, relating to the common stock, par value $1.00 per share (the "Common Stock"), of ADDINGTON RESOURCES, INC., a Delaware corporation whose principal executive offices are located at 1500 North Big Run Road, Ashland, Kentucky 41102 (the "Company") is hereby amended by this Amendment No. 3 to the Schedule 13D as follows:

Item 2.     Identity and Background.

          Item 2 is hereby supplemented by the addition of the following:

            Mr. Blumenstein's present principal occupation is as an investor for Paragon Properties Company. The business address of Mr. Blumenstein is 32400 Telegraph Road, Suite 202, Bingham Farms, Michigan 48025. Mr. Blumenstein is a citizen of the United States.

            Mr. Grosfeld's present principal occupation is as an investor for Real Estate Development and Investment Company, Incorporated. The business address of Mr. Grosfeld is 20500 Civic Center Drive, Suite 3000, Southfield, Michigan 48076. Mr. Grosfeld is a citizen of the United States.

            Except as disclosed on Schedule 1 hereto with respect to Mr. Grosfeld, neither Mr. Blumenstein nor Mr. Grosfeld has, during the last five years:

            A. been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or

            B. been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

          Item 3 is hereby supplemented by the addition of the following:

          The source of funds for the purchase reported by the Partnership in Item 4 below was the Partnership's capital. The total amount of funds used by the Partnership to purchase the 577,003 shares of Common Stock (the "New Shares") is $5,193,027.

Item 4.     Purpose of Transaction.

          Item 4 is hereby supplemented by the addition of the following:

          On August 4, 1995, the Company named four new members to its Board of Directors: Howard P. Berkowitz (Chairman), Richard Ravitch, James Grosfeld and Harold Blumenstein. Mr. Berkowitz is the managing general partner of the Partnership, Messrs. Ravitch and Blumenstein are limited partners of the Partnership and certain members of Mr. Grosfeld's family and certain trusts affiliated with Mr. Grosfeld are limited partners of the Partnership. With these changes and the resignation of Robert Addington from the Board of Directors, the reconstituted Board of Directors consists of eight members:
Larry Addington, Bruce Addington, Jack C. Fisher and Carl R. Whitehouse, plus the four new members.

          Also on August 4, the Partnership acquired the New Shares. In addition, the Partnership intends to purchase additional shares of Common Stock pursuant to the Stock Purchase Agreement described below.

          The New Shares were purchased on August 4, 1995 from a group consisting of Larry Addington, Robert Addington and Bruce Addington (collectively, the "Addingtons"), pursuant to a Stock Purchase Agreement, dated as of August 4, 1995 (the "Stock Purchase Agreement"), by and among the Partnership and the Addingtons. The Addingtons are the controlling stockholders of the Company. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference; all descriptions of the Stock Purchase Agreement (or any provisions thereof) set forth herein are summaries only and are qualified in their entirety by reference to the full text of the Stock Purchase Agreement contained in
Exhibit 1 hereto.

          The New Shares were purchased by the Partnership for a cash purchase price of $9.00 per share, or an aggregate purchase price of $5,193,027. Subject to the satisfaction of certain conditions and Hart-Scott-Rodino clearance, the Partnership has agreed pursuant to the Stock Purchase Agreement, to acquire, at a second closing subsequent to August 4, 1995 (the "Subsequent Closing"), from the Addingtons, an aggregate of 1,422,997 additional shares of Common Stock, for a cash purchase price of $9.00 per share, or an aggregate purchase price of $12,806,973. Upon the consummation of the Subsequent Closing, the Partnership and/or its affiliates and general and limited partners will own 2,955,285 shares of Common Stock, or 18.6% of the outstanding Common Stock. The purchase price is subject to upward adjustment of $1 per share if the Partnership disposes of Common Stock on or prior to August 31, 1997 for a price in excess of $25 per share.

          The terms of the Stock Purchase Agreement include certain voting agreements. The Addingtons agreed that (i) if the number of Addington Designees (as hereinafter defined) specified below are included as part of the management slate of nominees for the Board of Directors, they shall vote all of their Common Stock in favor of the management slate of nominees of the Board of Directors in each election of directors of the Company; (ii) the Addingtons shall not, directly or indirectly, solicit, nor participate in the solicitation of, proxies or consents in opposition to the management slate of nominees to the Board of Directors provided it includes the number of Addington Designees specified below, nor may they, directly or indirectly, solicit, nor participate in the solicitation of, proxies or consents to increase their representation on the Board of Directors to a number of persons in excess of the number of Addington Designees contemplated herein (it being agreed in the Stock Purchase Agreement that Robert Addington and Bruce Addington would not stand for re-election to the Board of Directors); (iii) the Addingtons shall not, directly or indirectly, grant proxies for their shares of Common Stock to third parties, other than to the Board of Directors, or to persons who agree in writing with the Partnership to vote such shares consistent with the terms of the Stock Purchase Agreement and except as may be required by lenders to whom such shares are pledged as collateral in accordance with the terms of the Stock Purchase Agreement; (iv) the Addingtons shall not, directly or indirectly, offer, sell or transfer shares of Common Stock, except (a) to each other; (b) pursuant to the volume limitations of Rule 144 of the Securities Act of 1933, as amended (whether or not then applicable as a matter of law); (c) if such sale represents 2% or less of the then outstanding Common Stock; provided, that Common Stock sold by the Addingtons in a series of related transactions shall be aggregated for purposes of this clause (c); (d) pursuant to an underwritten public offering;
(e) pursuant to a bona fide merger or tender offer in respect to the Common Stock if such merger or tender offer has been approved or not opposed by the Board of Directors; (f) up to an aggregate of 2,500,000 shares of Common Stock (excluding any shares of Common Stock sold pursuant to the Stock Purchase Agreement); (g) pursuant to a bona fide pledge arrangement with one or more financial institutions and brokerage firms (and any resale by such institutions and firms pursuant to such pledge); and (h) to any person who agrees to be bound by such provisions in the Stock Purchase Agreement; and
(v)  promptly following the filing with the Securities and Exchange
Commission and distribution to stockholders of Schedule 14F-1, and the expiration of the waiting period with respect thereto, vote in favor of the appointment of an additional director designated by the Partnership to the Board of Directors.

          The Partnership agreed that it would recommend inclusion in management's slate of nominees to the Board of Directors, and vote all of its Common Stock in favor of, three persons designated by the Addingtons (one of whom shall be Larry Addington) in each election of directors of the Company (the "Addington Designees"); provided, that (x) the Partnership shall not be obligated to recommend inclusion of, or to vote in favor of (i) more than two Addington Designees if the Addingtons shall then beneficially own less than 3,000,000 shares of Common Stock, (ii) more than one Addington Designee if the Addingtons shall then beneficially own less than 2,000,000 shares of Common Stock or (iii) any Addington Designee if the Addingtons shall then beneficially own less than 1,000,000 shares of Common Stock and (y) provided, that the number of Addington Designees shall be increased in the event that the Board of Directors is increased to more than nine, so that the number of Addington Designees as to which this section of the Stock Purchase Agreement applies represents that number of directors on the Board of Directors that most closely approximates the percentage of the fully diluted Common Stock beneficially owned by the Addingtons.

          The covenants described in the preceding two paragraphs continue until August 31, 1997.

          The Stock Purchase Agreement may be terminated (i) by mutual written consent of the Addingtons, on the one hand, and the Partnership, on the other hand; (ii) by either the Addingtons or the Partnership if the Subsequent Closing shall not have occurred on or before September 30, 1995;
(iii) by the Addingtons if the Partnership and its affiliates dispose of 50% of the Common Stock that they will beneficially own immediately after the Subsequent Closing; or (iv) by the Addingtons in certain other circumstances.

          Despite the provisions in the Stock Purchase Agreement, the Partnership (i) expressly disclaims being part of a group with any or all of the Addingtons for the purpose of holding, voting or disposing of Common Stock and (ii) expressly disclaims beneficial ownership of the Common Stock owned by any or all of the Addingtons.

          The Partnership believes that the Company should focus solely on its environmental business. The Partnership believes that the Company should pursue the prompt but prudent sale of the Company's non-environmental businesses, with the net proceeds from such sales being deployed to expand the Company's environmental operations.

Item 5.     Interest in Securities of the Issuer.

          Item 5 is hereby supplemented by the addition of the following:

            (a) As of the date of this filing, the Partnership beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, 1,532,288 shares of the Common Stock or 9.6% of the outstanding shares of Common
Stock (based upon 15,909,801 shares of Common Stock reported to be outstanding by the Company as of May 2, 1995 in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995). None of the other reporting persons beneficially owns any shares of Common Stock.

            (b) The Partnership has the power to vote and dispose of the 1,532,288 shares of Common Stock beneficially owned by it, which power may be exercised by its managing partner, Mr.
Berkowitz. None of the other reporting persons has the power to vote and dispose of shares of Common Stock.

            (c) There were no transaction in the Common Stock effected by the reporting persons during the past 60 days.

            (d) Not applicable.

            (e) Not applicable.

Item 7.     Material to be Filed as Exhibits.

          Item 7 is hereby supplemented by the addition of the following:

          1. Stock Purchase Agreement, by and among the Partnership, Robert Addington, Bruce Addington and Larry Addington, dated as of August 4, 1995.

          2.  Joint Acquisition Statement, dated as of August 11, 1995.

                            SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 1995

                                    HPB ASSOCIATES, L.P.


                                    By:  /s/ Howard P. Berkowitz

                                         Howard P. Berkowitz,
                                         Managing Partner



                                        /s/ Howard P. Berkowitz



                                        /s/ Harold Blumenstein


                                        /s/ James Grosfeld

                            SCHEDULE 1

                       Certain Litigation



     In 1990, the Commodity Future Trading Commission ("CFTC") brought a civil action against MultiVest Options, Inc. ("MOI") alleging various violations of the Commodity Exchange Act ("CEA") and certain rules and regulations of the CFTC. Mr. Grosfeld was the principal stockholder of the ultimate parent corporation of MOI, but according to Mr. Grosfeld, was never an officer or director of MOI and did not participate in the day-to-day conduct of its business. Without admitting or denying the allegations of the CFTC complaint, MOI consented to the entry of a permanent injunction and appointment of a receiver. MOI discontinued its business operations in 1990. Mr. Grosfeld was not specifically named in the CFTC proceeding or in the injunction related thereto. Subsequently, in 1990 certain individuals who had previously purchased and sold commodity options through MOI brought a class action lawsuit against the parent and affiliated companies of MOI and Mr. Grosfeld alleging that the defendants, among other things, violated the antifraud provisions of the CEA and asserting other federal and state law claims. Mr. Grosfeld, who believes that the litigation is without merit, has denied all such allegations and is vigorously defending such litigation.